UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

The Cash Store Financial Services Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

14756F103
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14756F103	SCHEDULE 13G	Page 2 of 14

1	NAME OF REPORTING PERSON Gordon J. Reykdal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 223,468
	6	SHARED VOTING POWER 3,360,232
	7	SOLE DISPOSITIVE POWER 223,468
	8	SHARED DISPOSITIVE POWER 3,360,232
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,583,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.6%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 14756F103	SCHEDULE 13G	Page 3 of 14

1	NAME OF REPORTING PERSON Carrie Lee Reykdal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,360,232
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,360,232
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,360,232
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.3%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 14756F103	SCHEDULE 13G	Page 4 of 14

1	NAME OF REPORTING PERSON 424187 Alberta Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,222,635
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,222,635
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,222,635
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.5%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 14756F103	SCHEDULE 13G	Page 5 of 14

Item 1.	(a)	NAME OF ISSUER The Cash Store Financial Services Inc. (the “Company”).
	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 17631 – 103 Ave. Edmonton, Alberta, Canada T5S 1N8
Item 2.	(a)	NAMES OF PERSONS FILING This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

		(i)	Gordon J. Reykdal, an individual;

		(ii)	Carrie Lee Reykdal, an individual; and

		(iii)	424187 Alberta Ltd. (“424187”), a corporation organized under the laws of the province of Alberta.

CUSIP NO. 14756F103	SCHEDULE 13G	Page 6 of 14

(b)
ADDRESS OF PRINCIPAL BUSINESS OFFICE

The addresses of the Reporting Persons are as follows:

(i)  Mr. Reykdal’s business address is 17631 – 103 Ave., Edmonton, Alberta, Canada T5S 1N8;

(ii) Carrie Lee Reykdal’s business address is 17631 – 103 Ave., Edmonton, Alberta, Canada T5S 1N8; and

(iii) The business address of 424187 is 17631 – 103 Ave., Edmonton, Alberta, Canada T5S 1N8.

(c)	CITIZENSHIP

Gordon J. Reykdal is a citizen of Canada. Carrie Lee Reykdal is a citizen of Canada.

(d)	TITLE OF CLASS OF SECURITIES Common Stock

(e)	CUSIP NUMBER 14756F103

CUSIP NO. 14756F103	SCHEDULE 13G	Page 7 of 14

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS: Not applicable.

Item 4.	OWNERSHIP

Based on the most recent information available, the aggregate number and percentage of the common shares (the “Shares”) of the Company that are beneficially owned by each of the Reporting Persons is set forth in Boxes 9 and 11 of the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

The number of Shares of the Company as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 5, 6, 7 and 8, respectively, on the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

Neither the filing of this Schedule 13G nor the information contained herein shall be deemed to constitute an affirmation by the Reporting Filers that any such person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP See attached Exhibit No. 1.

CUSIP NO. 14756F103	SCHEDULE 13G	Page 8 of 14

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP Not applicable.

Item 10.	CERTIFICATION Not applicable.

CUSIP NO. 14756F103	SCHEDULE 13G	Page 9 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 28, 2011

GORDON J. REYKDAL

/s/ Gordon J. Reykdal

CUSIP NO. 14756F103	SCHEDULE 13G	Page 10 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 28, 2011

CARRIE LEE REYKDAL

/s/ Carrie Lee Reykdal

CUSIP NO. 14756F103	SCHEDULE 13G	Page 11 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 28, 2011

424187 ALBERTA LTD.

By:	/s/ Gordon J. Reykdal
Name: Gordon J. Reykdal
Title: President and Chief Executive Officer

CUSIP NO. 14756F103	SCHEDULE 13G	Page 12 of 14

Exhibit Index

Exhibit 1	Members of filing group.

Exhibit 2	Joint Filing Agreement dated as of September 28, 2011 between Gordon J. Reykdal, Carrie Lee Reykdal and 424187 Alberta Ltd.

CUSIP NO. 14756F103	SCHEDULE 13G	Page 13 of 14

Exhibit 1 – Members of Filing Group

Gordon J. Reykdal
Carrie Lee Reykdal
424187 Alberta Ltd.

CUSIP NO. 14756F103	SCHEDULE 13G	Page 14 of 14

Exhibit 2 – Joint Filing Agreement

AGREEMENT CONCERNING JOINT FILING
OF SCHEDULE 13G

     The undersigned agree as follows:

     (i)  each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

     (ii)  each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

     Dated as of September 28, 2011

GORDON J. REYKDAL

/s/ Gordon J. Reykdal

CARRIE LEE REYKDAL

/s/ Carrie Lee Reykdal

424187 ALBERTA Ltd.

By:	/s/ Gordon J. Reykdal
Name: Gordon J. Reykdal
Title: President and CEO